Exhibit

EXCELLON DRILLS 3,574 G/T SILVER EQUIVALENT

OVER 4.9 METRES AT PLATOSA

Toronto, Ontario – January 10, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) is pleased to announce results from underground exploration at the Platosa Mine in Durango, Mexico.

Highlights

●	Further definition and expansion of the high-grade 623 Manto, with diamond drilling results including:

o	2,802 g/t Ag, 12.1% Pb, 5.4% Zn or 3,574 g/t silver equivalent (“AgEq”) over 4.9 metres in EX18UG438, including 4,789 g/t Ag, 20.4% Pb and 9.0% Zn or 6,087 g/t AgEq over 2.8 metres; and
o	704 g/t Ag, 5.8% Pb, 10.1% Zn and 0.1 g/t Au or 1,450 g/t AgEq over 6.6 metres in EX18UG437, including 1,669 g/t Ag, 13.2%Pb, 24.4% Zn and 0.1 g/t Au or 3,434 g/t AgEq over 2.7 metres.

“Our underground drilling over the past two years has improved the definition and quality of tonnes within the resource,” stated Ben Pullinger, Senior Vice President Geology. “Today’s results further that success and represent potential additions to Platosa resources.”

Exploration Results

The following table shows highlighted intervals from the current definition and infill program being conducted from underground at Platosa:

Hole ID	Interval(1)		Interval(2)	Au	Ag	Pb	Zn	AgEq (3)	Area
	From	To	metres	g/t	g/t	%	%	g/t
EX18UG437	51.1	57.8	6.6	0.1	704	5.8	10.1	1,450	623
including	52.8	55.4	2.7	0.1	1,669	13.2	24.4	3,434
EX18UG438	54.5	59.4	4.9	-	2,802	12.1	5.4	3,574	623
including	54.9	57.8	2.8	-	4,789	20.4	9.0	6,087
EX18UG443	99.5	103.2	3.7	-	775	7.3	6.4	1,395	NE-1S
EX18UG445	83.1	87.3	4.2	-	150	0.1	2.0	254	Pierna
including	84.5	84.8	0.3	-	1,410	0.4	0.6	1,459

(1)	From-to intervals are measured from the drill collar, with drill holes marked UG or PH drilled from underground stations.
(2)	All intervals are reported as core length.
(3)	AgEq in drill results assumes $17.00 Ag, $1.03 Pb and $1.23 Zn with 100% metallurgical recovery.

Results from this release incorporate drilling from the Martillo and 822-2 underground drill stations which were developed to expand and define mineralization at the Rodilla, NE-1S and 623 Mantos. Drill results in this release were not included in the Company’s updated Mineral Resource Estimate as of March 31, 2018 and represents potential for additions to existing resources.

Platosa drill core samples are prepared and assayed by SGS Minerals Services in Durango, Mexico. The lab is accredited to ISO/IEC 17025. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

Isometric View of Results Looking Southwest

Surface Exploration Update

Surface drilling continues with a drill rig testing targets that host the Platosa deposit within the north-south trending Platosa corridor, with assays pending. The Company continues to test priority targets within this corridor while defining new targets at Jaboncillo, PDN, Saltillera North and South and San Gilberto through ongoing fieldwork. A 3D induced polarization program was completed at Jaboncillo and PDN in late 2018 in preparation for drilling programs on both targets in the coming months.

Qualified Person

Mr. Ben Pullinger, P. Geo, Senior Vice-President Geology, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to exploration results contained in this press release.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & CEO or

Nisha Hasan, Vice President Investor Relations

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.